FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of March 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Press release dated March 28, 2002 announcing that the Company welcomes the appointment by Elan Corporation plc of UCB Inc as Elan's co-promotion partner for Frova™ in the US

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2002

Vernalis Group plc

By: ______________________

Peter Worrall
Finance Director

Vernalis

Press Release

28 March 2002

Vernalis welcomes appointment of US co-promotion partner for Frova™

Vernalis Group plc (LSE: VER) announced today that it welcomes the appointment by Elan Corporation plc (Elan) of UCB Pharma, Inc. (UCB) as Elan's co-promotion partner for Frova™ in the US.

Robert Mansfield, Chief Executive Officer, commented, "We are pleased to see confirmation of UCB as Elan's US co-promotion partner for frovatriptan. UCB will bring an experienced and highly committed sales force targeting primary care physicians (PCPs) and neurologists in the US, which will complement Elan's sales force. We believe that together they will be able to achieve good coverage in the key US market."

Following the appointment of UCB, Vernalis has restructured its loan agreement with Elan. Under the revised commercial terms, Vernalis will no longer have to repay the principle and interest on the loan. Elan will also bring forward a milestone payment due to Vernalis under the licence agreement. In return, Vernalis will receive royalties at a reduced rate on US sales up to a pre-determined level during the launch phase and early years of marketing of Frova. At the end of an initial three-year period, Elan will have an option to extend the reduced royalty period by making an additional lump sum payment to Vernalis. Thereafter, the royalty rate due to Vernalis will revert to the previous levels.

Mr Mansfield added, "The new arrangements that we have announced today allow Elan and UCB to maximise their investment of sales and marketing resource during the launch phase of Frova and the early years of sales, whilst providing higher royalties for Vernalis in the later years once the product is established in the market place. We believe this will enable our marketing partners to gain increased market share, which would have a significant long-term benefit for Vernalis. The loan waiver from Elan will also improve our cashflow and financial results for 2002."

-ends-

Vernalis Group plc
Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA UK
Tel: +44 (0)118 977 3133 Fax: +44 (0) 118 989 9300 e-mail: admin@vernalis.com www.vernalis.com

This press release contains forward-looking statements, including statements regarding Vernalis' strategy and prospects. Statements that are not historical facts are based on Vernalis' current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis' actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis' future operating results include the following: Vernalis may not receive milestone or royalty payments when expected or at all, Vernalis' product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis' product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled "Risk Factors" in Vernalis' Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Enquiries:

Vernalis Group plc

Robert Mansfield	Chief Executive Officer	0118 977 3133
Peter Worrall	Finance Director	0118 977 3133

HCC DeFacto Group plc

David Dible / Mark Swallow		020 7496 3300

For a copy of this press release or to learn more about Vernalis, please visit our website at www.vernalis.com.